NR09-33	November 30, 2009

International Tower Hill Mines Ltd.

Positive Preliminary Economic Assessment Results
Heap Leach Phase, Livengood Gold Project, Alaska

Life of project annual gold production - 459,000 ounces/year for 12.6 years

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the results of the independently prepared Preliminary Economic Assessment (PEA) for the Livengood gold project, Alaska.  The heap leach PEA produces a robust economic analysis for the project, yielding a life of project annual gold production of 459,000 recovered ounces of gold for 12.6 years, at a 0.78:1 strip ratio, producing a pre-tax NPV(5%) of US $440M, with an IRR of 14.6% using a US $850 per ounce gold price (Table 1, Figure 1).  The study also shows the deposit has a considerable leverage to gold price, with a pre-tax NPV(5%) of US $1.291B and an IRR of 30.3% at a US $1,050 per ounce gold price (Table 2).

Importantly, the current PEA covers only the heap leach, oxide component of the October 2009 estimated resources, with approximately 40% of the deposit (un-oxidized mineralization) excluded pending the addition of a milling circuit.  The current milling metallurgical test work suggests that high gold recoveries can be obtained from all ore types utilizing an initial gravity concentration circuit followed by standard CIL processing of the tails.  A second PEA on a joint mill - heap leach operation with an updated resource estimate (addition of data from 70 drill holes) is anticipated for release in the first quarter of 2010.

Table 1 Livengood Project - Heap Leach PEA – Base Case Summary (all values in US$ and based on $700 Whittle optimized pit shell, 0.35 g/t gold cut-off)
In-pit resource - Indicated :	308Mt @ 0.68 g/t gold for 6.7M contained ounces gold
In-pit resource - Inferred	132Mt @ 0.71 g/t gold for 3.0M contained ounces gold
Over all strip ratio of :	1 to 0.78 (ore to waste)
Annual gold production:	459,033 ounces, total of 5,783,813 recoverable ounces
Average gold recovery:	60%
Mining rate:	100,000 ore tonnes per day, 178,000 total tonnes per day
Mining cost per tonne:	$1.80
Processing cost per tonne:	$3.80
G&A cost per tonne:	$0.60
Cost per ounce:	$533
Initial capital costs:	$665M, life of project sustaining capital of $297M
Contingency:	20%

The Company cautions that the PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Accordingly, there can be no certainty that the results estimated in the PEA will be realized.  The PEA results are only intended as an initial first-pass review of the potential project economics based on preliminary information.

On November 27, 2009 the Company filed a final version of the NI 43-101 Preliminary Economic Analysis technical report (which includes the October 2009 resource update) (the “Report”) on SEDAR, and investors are urged to review the Report in its entirety.

Table 2

Base Case Gold Price Sensitivity Analysis

(all values in US$)

Gold Price	NPV(5%) (M)	NPV(7.5%) (M)	IRR (%)
$850	$440	$293	14.6%
$950	$867	$660	22.7%
$1,050	$1,291	$1,029	30.3%

“This initial analysis of the Livengood deposit has demonstrated the strong economic potential of this new world class gold deposit and has been a critical step in moving this project toward production” stated Jeff Pontius, President and CEO.  “The encouraging results from our ongoing milling tests are outlining an option with the potential to enhance the value of the deposit and exploit its significant leverage to an appreciating gold market.  The Livengood project has potential to form a strong foundation for a new emerging North American gold producer.”

This initial stage, heap leach PEA, utilizes the October 2009 resource estimate, which includes all assays completed through September 24, 2009 (308 diamond and reverse circulation holes for a total of 83,200 metres).  The economic analysis of this option involved a Whittle pit optimization study at various gold prices using a 100,000 tonne per day production scenario (Table 3).  The Whittle pit study assessed the combined indicated and inferred resource base to assess key production and economic break points at various gold prices.  From the Whittle study a base case production scenario was selected using the US $700 Whittle pit which was then optimized resulting in the final break out of resource classification, strip ratio and cash cost shown in Table 1 (using cut-off grade of 0.35 g/t gold).  A life of mine, mining and production plan was combined with initial and sustaining capital estimates and evaluated at US $850, $950 and $1,050 gold prices using a 5% and 7.5% discount rate to assess the project’s sensitivity to gold prices and discount rates (Table 2).  The results of this study highlight the potential value of this initial stage of the Livengood project as well as its high leverage to gold price.

Table 3

Whittle Pit Gold Price Sensitivity Analysis

(all values in US$)

Gold Price	Ore Tonnes	100,000 tpd Mine Life	Strip Ratio (waste-ore)	Recovered Ounces Gold	Cash Cost ($/ounce gold)
$500	164,321,273	5	0.43	2,446,269	428
$600	283,997,638	8	0.61	3,961,507	481
$700	452,756,169	13	0.73	5,844,700	536
$800	589,589,120	17	0.78	7,186,966	577
$900	652,803,833	19	0.83	7,782,858	597

The Livengood mineralization remains open in a number of directions particularly to the west, east and at depth.  The Company will begin its initial 2010 resource expansion drilling campaign in early February, which will focus on expanding the higher grade Southwest Zone of the deposit as well as key infill holes to join the Sunshine Zone with the Core Zone in the heart of the deposit.  The results from the first 20,000 metre phase of 2010 drilling will be incorporated into an updated resource estimate scheduled for the end of the second quarter of 2010.

Figure 1: View of the US $700 pit and resource blocks mined in the Whittle optimization.  Yellow blocks have average grades of greater than 0.5g/t Gold and red blocks have average grades of greater than 0.7g/t Gold.  The main pit is developed on the Core Zone.  The upper right area is the Sunshine Zone.

Cash Flow Model Inputs and Assumptions

Resources - The analysis included both indicated and inferred resources in the mining and economic study.  Indicated resources make up 70% of the overall in-pit tonnage.

Mining Method - A standard open pit drill, blast, load and haul mining plan was used for the study, assuming a 45o pit slope.  Due to the preliminary nature of the study no roads or ramps were included in the pit design.  The assumed mining rate was 178,000 total tonnes per day, with 350 operating days per year.

Processing Method – A valley fill heap leach design, operated at 100,000 tonnes of ore a day for 350 days per year, was used for the study.  Ore is processed with a three stage crushing system and truck stacked on the pad.

Gold Recovery Model - Heap leach recovery was estimated for each of 21 different mineralization types in the deposit based on bottle roll test results.  The 21 mineralization types are defined by lithology, degree of oxidation and grade.  These recovery units are then projected into the resource block model using a 3D geological model of the deposit to give each block a recovery factor that is then used to generate block recovered gold values.  The minimum block cutoff grade is variable depending on the recovery characteristics of the material within the block.  Non-heap leach material is then carried as waste in the mining model.

Operating and Capital Cost Estimates - Preliminary capital and operating costs were prepared using information available on other Alaskan gold mines, an independent mining and development cost research report commissioned by the Company, all available project technical data and metallurgical/process related test work, as well as project site reviews by the independent consultants and the Qualified Persons authoring the Report.  The Livengood project location and available infrastructure was also compared against the other Alaskan properties.  Capital costs were estimated from a review of recent gold projects developed in the region.  Capital costs were developed based on a mining rate of 100,000 tonnes of ore per day (total tonnes mined per day of 178,000), processing a total of 440Mt, and includes sustaining capital and all facilities and equipment needed for all phases of the project over its projected 13 year life.

Taxes and Royalties - Taxes and royalty charges were excluded from this preliminary analysis of the project.  Net smelter return royalty rates vary from 0-5% across the project and average approximately 2.5%, assuming exercise by the Company of all available royalty buy-out rights.

October 2009 Resource Update

On October 10, 2009 Reserva International, LLC. delivered an updated mineral resource estimate, prepared as at September 25, 2009 in accordance with the requirements of N.I. 43-101, which has been incorporated into the Report.  Using a 0.5 g/t gold cutoff, the new estimate yielded an indicated resource of 8.1M ounces of gold and an inferred resource of 4.4M ounces of gold (Table 4).  Using a 0.7 g/t gold cutoff, the indicated resource is 5.4M ounces of gold and the inferred resource is 2.8M ounces of gold (Table 5), and at a 0.9 g/t gold cutoff, the indicated resource is 3.4M ounces of gold, and the inferred resource is 1.8M ounces of gold (Table 6).  These high-grade areas form large coherent bodies that could form important economic drivers for future mining studies.

Table 4

October 2009 Livengood Resources (at 0.50 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.50	297	0.85	8.1
Inferred	0.50	164	0.84	4.4

Table 5

October 2009 Livengood Resources (at 0.70 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.70	158	1.07	5.4
Inferred	0.70	78	1.11	2.8

Table 6

October 2009 Livengood Resources (at 0.90 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.90	78	1.36	3.4
Inferred	0.90	38	1.46	1.8

The scale of the Livengood gold system is demonstrated by the size of the estimated resource using a 0.3 g/t gold cutoff (Table 7).  This resource forms a coherent body covering a lateral extent of three square kilometres and remains open in several directions.

Table 7

October 2009 Livengood Resources (at 0.30 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.30	525	0.65	11.0
Inferred	0.30	336	0.61	6.6

The October 2009 indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 3.5 square kilometres and is based on 308 drill holes, which have an average length of 270 metres, and 11 trenches, with an average length of 38 metres.  The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques.  Indicator variogram modeling was done on 10 metre composites.  Statistical analysis indicated that lithological controls on mineralization are very significant and consequently the resource model was heavily constrained by the lithological model developed by the Company.  Spatial statistics indicate that the mineralization shows very reasonable continuity within the range of anticipated operational cutoffs.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 98 measurements were used.  Block density was assigned on the basis of the lithological model.  The resource model, with blocks 15 x 15 by 10 metres, was estimated using nine indicator thresholds.  A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units.  Classification of indicated and inferred was based on estimation variance.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

Livengood Project Highlights

  Drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource only representing a snapshot in time of what the Company believes will be a rapidly expanding resource base.  The latest resource estimate (October 2009) of 296.8 Mt indicated at an average grade of 0.85 g/t gold (8.09 Moz) and 164.2 Mt inferred at an average grade of 0.84 g/t gold (4.4 Moz), both at a 0.5g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
  The Core and Sunshine Zones together account for most of the higher grade mineralization (indicated resources of 157.9 Mt at an average grade of 1.07 g/t gold and inferred resources of 78.0 Mt at an average grade of 1.11 g/t gold, based on a cut off grade of 0.70 g/t gold) and formed the base for starter pit design work.
  Ongoing metallurgical studies focusing on the potential use of milling indicate that the mineralization has an unusually high gravity concentration component, with an average of 56% of the gold reporting to just 1.3% of the material.  This could offer a significant cost savings opportunity for both capital and operating costs.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

ITH controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 resource expansion drilling has significantly expanded the Money Knob deposit which remains open for continued expansion in 2010 and beyond.  Money Knob is emerging as one of the world’s largest new gold deposits in one of the most stable and mining friendly jurisdictions in the world.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the October 2009 resource modeling for the Livengood deposit.  Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining engineering experience in operating, corporate and consulting environments.  Both Mr. Carew and Reserva International, LLC. are independent of the Company under NI 43-101.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. William J. Pennstrom, Jr., of Pennstrom Consulting Inc., a consulting metallurgical engineer, is acting as the Qualified Person, as defined in NI 43-101, for the metallurgy and mineral processing programs for the Livengood deposit.  Mr. Pennstrom has a BS degree in Metallurgical Engineering and a Masters degree in business management.  He has more than 26 years of relevant experience as a metallurgist, having functioned as an operator, engineer, and process consultant over this time frame.  Mr. Pennstrom is also a Qualified Professional (QP) member of the Mining and Metallurgical Society of America.  Both Mr. Pennstrom and Pennstrom Consulting Inc. are independent of the Company under NI 43-101.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of

INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.